UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

October 31, 2019

Commission File Number 001-14978

SMITH & NEPHEW plc

(Registrant’s name)

Building 5, Croxley Park, Hatters Lane

Watford, England, WD18 8YE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F           Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes                          No  

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes                          No  

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes                          No  

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82-  n/a.

Smith & Nephew plc

INDEX TO EXHIBITS

Item 1.  Press release entitled “Smith & Nephew Third Quarter 2019 Trading Report”, dated October 31, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: October 31, 2019	By:	/s/ Susan Swabey
Susan Swabey
Company Secretary

Smith+Nephew Third Quarter 2019 Trading Report

Positive momentum across all three global franchises

31 October 2019

Smith+Nephew (LSE:SN, NYSE:SNN), the global medical technology business, announces its trading report for the third quarter ended 28 September 2019.

Highlights

Strong Q3 revenue growth, building on the progress made in the first half

•	Q3 revenue up 4.0% on an underlying basis; reported growth was 6.5% as 390bps benefit of acquisitions outweighed 140bps currency headwind
•	Orthopaedics delivered 3.4% revenue growth, maintaining good momentum established in the first half
•	Sports Medicine & ENT accelerated from strong first half, delivering 6.9% revenue growth
•	Advanced Wound Management revenue up 2.1%, an improvement from second quarter
•	Continued mid-teens growth from the Emerging Markets, led by another quarter of strong growth in China
•	Osiris delivered a second quarter of double-digit growth following acquisition

Full year guidance updated

•	Underlying revenue growth expected to be in the range 3.5% to 4.5%
•	Trading profit margin expected to be around 22.8%

Change of Chief Executive Officer

•	On 21 October 2019 it was announced that Roland Diggelmann has been appointed Chief Executive Officer, effective 1 November 2019, replacing Namal Nawana

Graham Baker, Chief Financial Officer, said:

“We’re pleased to have delivered organic revenue growth of 4% in the third quarter, a  further step towards growing at or above our markets.

“We’ve built momentum across the first nine months of the year and, at the same time,   continued to invest behind our commercial teams and acquisitions to support sustained success over the medium-term.  As a result, we’re confident to increase 2019 revenue guidance again.”

Enquiries

Investors
Andrew Swift	+44 (0) 1923 477433
Smith+Nephew

Media
Charles Reynolds	+44 (0) 1923 477314
Smith+Nephew

Charis Gresser / Ayesha Bharmal	+44 (0) 20 7404 5959
Brunswick

Analyst conference call

A conference call to discuss Smith+Nephew’s third quarter results will be held today at 10.00am GMT / 6.00am EDT, details of which can be found at www.smith-nephew.com/results.

Forward calendar

The full year results will be released on 20 February 2020.

Notes

1.	All numbers given are for the quarter or nine months ended 28 September 2019 unless stated otherwise.

2.

Unless otherwise specified as ‘reported’ all revenue growth throughout this document is ‘underlying’ after adjusting for the effects of currency translation and including the comparative impact of acquisitions and excluding disposals. All percentages compare to the equivalent 2018 period.

Underlying revenue growth is used to compare the revenue in a given period to the comparative period on a like-for-like basis. Underlying revenue growth reconciles to reported revenue growth, the most directly comparable financial measure calculated in accordance with IFRS, by making adjustments for the effect of acquisitions and disposals and the impact of movements in exchange rates (currency impact), as described below.

The effect of acquisitions and disposals measures the impact on revenue from newly acquired material business combinations and recent material business disposals. This is calculated by comparing the current year, constant currency actual revenue (which include acquisitions and exclude disposals from the relevant date of completion) with prior year, constant currency actual revenue, adjusted to include the results of acquisitions and exclude disposals for the commensurate period in the prior year.

The ‘constant currency exchange effect’ is a measure of the increase/decrease in revenue resulting from currency movements on non-US Dollar sales and is measured as the difference between: 1) the increase/decrease in the current year revenue translated into US Dollars at the current year average exchange rate and the prior revenue translated at the prior year rate; and 2) the increase/decrease being measured by translating current and prior year revenues into US Dollars using the prior year closing rate.

3.

Following the Group’s announcement that from 1 January 2019 it would report quarterly revenue for three global franchises of Orthopaedics, Sports Medicine & ENT, and Advanced Wound Management, replacing the previous structure, on 25 March 2019 Smith+Nephew published its Re-presented Historical Quarterly Revenue Analysis to assist comparability with historical data.

Third quarter 2019 trading update

Our third quarter revenue was $1,246 million (2018: $1,169 million), up 4.0% on an underlying basis. Reported growth of 6.5% includes a 140bps foreign exchange headwind and a 390bps benefit from acquisitions.

Unless specified as ‘reported’, all revenue growth rates throughout this document are underlying increases/decreases after adjusting for the effects of currency translation and the impact of acquisitions and disposals. All percentages compare to the equivalent 2018 period.

Q3 2019 comprised 63 trading days, in line with the comparable Q3 2018 period.

Consolidated revenue analysis for the third quarter

	28 September	29 September	Reported	Underlying	Acquisitions	Currency
	2019	2018(i)	growth	Growth(ii)	/disposals	impact
Consolidated revenue by franchise	$m	$m	%	%	%	%
Orthopaedics	524	505	3.6	3.4	1.1	-0.9
Knee Implants	240	232	3.7	4.6	-	-0.9
Hip Implants	145	142	1.6	2.6	-	-1.0
Other Reconstruction(iii)	19	13	41.5	1.5	40.8	-0.8
Trauma	120	118	1.2	2.2	-	-1.0

Sports Medicine & ENT	365	345	5.9	6.9	0.5	-1.5
Sports Medicine Joint Repair	190	171	11.6	12.2	0.9	-1.5
Arthroscopic Enabling Technologies	138	138	-0.6	0.8	-	-1.4
ENT (Ear, Nose and Throat)	37	36	4.0	5.3	-	-1.3

Advanced Wound Management	357	319	11.9	2.1	11.7	-1.9
Advanced Wound Care	176	184	-4.1	-1.8	-	-2.3
Advanced Wound Bioactives	119	81	47.2	2.1	45.4	-0.3
Advanced Wound Devices	62	54	13.9	15.4	0.7	-2.2

Total	1,246	1,169	6.5	4.0	3.9	-1.4

Consolidated revenue by geography
US	624	569	9.7	2.7	7.0	-
Other Established Markets(iv)	382	393	-2.8	-0.3	0.5	-3.0
Total Established Markets	1,006	962	4.6	1.5	4.3	-1.2
Emerging Markets	240	207	15.5	16.0	1.4	-1.9
Total	1,246	1,169	6.5	4.0	3.9	-1.4

(i)

Revenue by franchise for the quarter ended 29 September 2018 has been re-presented to align with the new global franchise structure effective from 1 January 2019. There has been no change in total revenue for the quarter ended 29 September 2018

(ii)	Underlying growth is defined in Note 2 on page 2
(iii)	Other Reconstruction includes robotics capital sales, the orthopaedic joint reconstruction business acquired from BrainLab and cement
(iv)	Other Established Markets are Europe, Canada, Japan, Australia and New Zealand

Franchise Highlights for the Third Quarter

Smith+Nephew’s franchise-led operating model is driving growth by bringing a greater focus to serving customers with our portfolio of leading technologies. Our three global franchises are Orthopaedics, Sports Medicine & ENT, and Advanced Wound Management.

Orthopaedics

Our Orthopaedics franchise delivered 3.4% revenue growth in the quarter, as we maintained the good momentum established in the first half of the year.

Revenue from Knee Implants was up 4.6%, once again led by demand for JOURNEY◊ II and LEGION◊ Revision knee systems.

Hip Implants revenue was up 2.6%, driven by demand for POLAR3◊ Total Hip Solution and REDAPT◊ Revision Hip System.

Other Reconstruction delivered revenue growth of 1.5%. Strong growth from our robotics-assisted NAVIO◊ Surgical System was offset by a strong pro forma comparable period in Q3 2018 from the BrainLab orthopaedic joint reconstruction business acquired on 31 May 2019. During the quarter we completed the acquisition of Atracsys Sàrl, whose fusionTrack 500 optical tracking camera will be a core enabling technology for our next generation robotics-assisted surgical platform.

Trauma revenue growth was 2.2%. We continued to build on recent additions to the EVOS◊ System, and launched the EVOS WRIST Plating System. The TRIGEN◊ INTERTAN◊ Intertrochanteric Hip Fracture Nail continued to perform strongly, and we introduced an innovative assurance programme to further support this product.

Sports Medicine & ENT

Our Sports Medicine & ENT franchise accelerated from its strong first half performance, delivering 6.9% revenue growth in the third quarter.

Sports Medicine Joint Repair delivered 12.2% revenue growth, its third consecutive quarter of double digit growth. Our performance was strong across both our knee and shoulder repair ranges, and across all regions. We announced new performance data supporting the recently acquired NOVOSTITCH◊ Meniscal Repair System.

Arthroscopic Enabling Technologies returned to growth this quarter, with revenue up 0.8%. New products, including the WEREWOLF◊  COBLATION◊ FLOW 90◊ Wand with FLOW~IQ◊ Technology, which brings this technology to shoulder repair, and new mechanical resection blades, have started to meaningfully contribute to growth. We launched the LENS◊ 4K Surgical Imaging System late in the quarter.

ENT delivered 5.3% growth as we continued to successfully convert hospitals to using our COBLATION technology when conducting tonsil and adenoid procedures.

Advanced Wound Management

Our Advanced Wound Management franchise delivered 2.1% revenue growth, an improvement from the previous quarter.

Advanced Wound Care declined -1.8%, similar to the previous quarter. Performance in Europe improved over recent quarters, an early consequence of contract and tender wins, although this was offset by price pressure in the US.

Advanced Wound Bioactives delivered 2.1% growth, a marked improvement over the first half. The recently acquired Osiris portfolio continues to perform strongly, delivering double digit growth.

Advanced Wound Devices delivered another quarter of strong growth, with revenue up 15.4%. Performance was supported by our traditional negative pressure system RENASYS◊ in the US. We completed the US launch of PICO◊ 7Y Single Use Negative Pressure Wound Therapy System with AIRLOCK◊ Technology during the quarter, which enables the utilisation of two dressings concurrently from one pump, allowing for two wounds or incisions to be addressed simultaneously.

Regional Performance in the Third Quarter

We delivered revenue growth of 1.5% from Established Markets in the third quarter. Both the US, up 2.7%, and Other Established Markets, down -0.3%, delivered improved performances over the previous quarter.

Performance in the Emerging Markets remained strong, with revenue up 16.0%. We again delivered a stand-out performance in China.

Change of Chief Executive Officer

On 21 October 2019 we announced the appointment of Roland Diggelmann as the Company’s new Chief Executive Officer from 1 November 2019, replacing Namal Nawana. Roland was previously Chief Executive Officer of Roche Diagnostics and a Non-Executive Director of Smith+Nephew.  Namal will be employed and provide advice and assistance to Roland in his new role until 31 December 2019 to help ensure a smooth transition.

Full Year Guidance Updated

The Group’s underlying revenue growth in the first nine months of 2019 was 3.9%, driven by our teams across all three global franchises.

As a result of this sustained improved performance, we have raised full year guidance by 50bps, and now expect underlying revenue growth in the range of 3.5% to 4.5% for 2019.

The reported revenue growth rate is expected to be in the range of 3.9% to 4.9% including a 230bps reduction from foreign exchange rates prevailing on 25 October 2019 and a 270bps increase from the Ceterix, Osiris, Leaf, BrainLab OJR and Atracsys acquisitions.

We now expect 2019 trading profit margin to be around 22.8%, which is the lower end of the previously guided range and around 40bps improvement over 2018, excluding the prior year, one-off legal settlement (of 50bps).  This reflects our decision to continue to invest in opportunities to support medium-term growth, dilution from the acquisitions, and a small foreign exchange headwind in the second half of 2019.

We continue to expect the tax rate on trading results for 2019 to be in the range of 19% to 21%, subject to any material changes to tax law or other one-off items.

Consolidated revenue analysis for nine months to 28 September 2019

	28 September	29 September	Reported	Underlying	Acquisitions	Currency
	2019	2018(i)	growth	Growth(ii)	/disposals	impact
Consolidated revenue by franchise	$m	$m	%	%	%	%
Orthopaedics	1,622	1,598	1.5	3.6	0.4	-2.5
Knee Implants	763	749	2.0	4.3	-	-2.3
Hip Implants	453	453	-	2.7	-	-2.7
Other Reconstruction(iii)	49	43	14.7	3.6	13.5	-2.4
Trauma	357	353	0.9	3.3	-	-2.4

Sports Medicine & ENT	1,112	1,074	3.5	5.9	0.4	-2.8
Sports Medicine Joint Repair	573	523	9.5	11.7	0.8	-3.0
Arthroscopic Enabling Technologies	428	443	-3.5	-0.8	-	-2.7
ENT (Ear, Nose and Throat)	111	108	3.2	5.3	-	-2.1

Advanced Wound Management	997	938	6.3	2.3	7.3	-3.3
Advanced Wound Care	530	555	-4.5	-0.5	-	-4.0
Advanced Wound Bioactives	291	226	28.7	0.5	28.6	-0.4
Advanced Wound Devices	176	157	12.1	15.9	0.4	-4.2

Total	3,731	3,610	3.4	3.9	2.2	-2.7

Consolidated revenue by geography
US	1,827	1,704	7.2	3.0	4.2	-
Other Established Markets(iv)	1,199	1,268	-5.4	-0.6	0.2	-5.0
Total Established Markets	3,026	2,972	1.8	1.5	2.5	-2.2
Emerging Markets	705	638	10.4	15.9	0.4	-5.9
Total	3,731	3,610	3.4	3.9	2.2	-2.7

(i)

Revenue by franchise for the nine months ended 29 September 2018 has been re-presented to align with the new global franchise structure effective from 1 January 2019. There has been no change in total revenue for the nine months ended 29 September 2018

(ii)	Underlying growth is defined in Note 2 on page 2
(iii)	Other Reconstruction includes robotics capital sales, the orthopaedic joint reconstruction business acquired from BrainLab and cement
(iv)	Other Established Markets are Europe, Canada, Japan, Australia and New Zealand

About Smith+Nephew

Smith+Nephew is a portfolio medical technology business that exists to restore people’s bodies and their self-belief by using technology to take the limits off living. We call this purpose ‘Life Unlimited’. Our 16,000+ employees deliver this mission every day, making a difference to patients’ lives through the excellence of our product portfolio, and the invention and application of new technologies across our three global franchises of Orthopaedics, Advanced Wound Management and Sports Medicine & ENT. Founded in Hull, UK, in 1856, we now operate in more than 100 countries, and generated annual sales of $4.9 billion in 2018. Smith+Nephew is a constituent of the FTSE100 (LSE:SN, NYSE:SNN). The terms ‘Group’ and ‘Smith+Nephew’ are used to refer to Smith & Nephew plc and its consolidated subsidiaries, unless the context requires otherwise.

For more information about Smith+Nephew, please visit www.smith-nephew.com and follow us on Twitter, LinkedIn,  Instagram or Facebook.

Forward-looking Statements

This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading margins, market trends and our product pipeline are forward-looking statements. Phrases such as "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith+Nephew, these factors include: economic and financial conditions in the markets we serve, especially those affecting health care providers, payers and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls or other problems with quality management systems or failure to comply with related regulations; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; disruption to our supply chain or operations or those of our suppliers; competition for qualified personnel; strategic actions, including acquisitions and dispositions, our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith+Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith+Nephew's most recent annual report on Form 20-F, for a discussion of certain of these factors. Any forward-looking statement is based on information available to Smith+Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith+Nephew are qualified by this caution. Smith+Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith+Nephew's expectations.

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